PORTAL RESOURCES LTD.

Consolidated Financial Statements

For the six months ended

December 31, 2007

(An exploration stage company)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Portal Resources Ltd.	Trading Symbol: PDO
Head Office: Suite 750 – 625 Howe Street	Telephone: 604-629-1929
Vancouver, British Columbia, Canada V6C 2T6	Facsimile: 604-629-1930

PORTAL RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(stated in Canadian dollars)

(Unaudited – prepared by management)

	December 31,	June 30,
	2007	2007
	$	$

Current
Cash and cash equivalents	4,288,669	1,069,730
Accounts receivable	76,062	42,661
Prepaid expenses	95,195	117,118
	4,459,926	1,229,509

Equipment and software (Note 3)	90,808	94,609
Unproven mineral rights (Note 4)	6,344,555	5,683,359

	10,895,289	7,007,477

Current
Accounts payable and accrued liabilities	187,935	500,273
Due to related parties (Note 8)	2,427	3,233
	190,362	503,506

Share capital (Note 5)	14,760,161	9,823,918
Shares suscribed	-	59,800
Contributed surplus (Note 5)	760,015	636,998
Deficit	(4,815,249)	(4,016,745)
	10,704,927	6,503,971

	10,895,289	7,007,477

Approved by the Board of Directors:

“Bruce Winfield”	“David Hottman”
Bruce Winfield, Director	David Hottman, Director

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(stated in Canadian dollars)

(Unaudited – prepared by management)

	For the three months ended		For the six months ended
	December 31,		December 31,
	2007	2006	2007	2006

	$	$	$	$

Revenue	-	-	-	-

Expenses
Accounting and audit	22,839	26,059	37,070	35,366
Amortization	6,603	4,233	13,188	8,397
Bank charges and interest	4,357	9,474	12,026	19,638
Consulting and management fees	1,854	750	10,551	750
Foreign asset tax	193	31,076	6,142	31,076
Foreign exchange	10,072	16,033	29,410	30,386
Interest income	(47,594)	(32,712)	(86,978)	(71,160)
Investor relations	158,926	125,353	245,511	205,777
Legal	6,147	4,695	23,683	12,848
Office and miscellaneous	41,980	32,868	70,105	53,422
Rent	10,645	4,937	18,916	9,873
Project investigation	7,058	4,303	22,191	28,383
Salaries and benefits	114,111	42,323	209,903	84,647
Stock-based compensation (Note 5)	38,119	72,010	124,419	89,466
Travel	16,011	12,758	28,987	18,424
Transfer agent and filing fees	3,352	5,234	4,095	6,615
Write-off of amounts receivable	-	-	-	15,291
Valuation allowance for foreign value added tax credit (IVA)	11,215	114,077	29,285	209,968

	405,888	473,471	798,504	789,167

Net loss for the period	(405,888)	(473,471)	(798,504)	(789,167)

Deficit – beginning of period	(4,409,361)	(2,455,217)	(4,016,745)	(2,139,521)

Deficit – end of period	(4,815,249)	(2,928,688)	(4,815,249)	(2,928,688)

Loss per share (Note 2)	$ (0.01)	$ (0.02)	$ (0.03)	$ (0.04)

Weighted average number of common shares outstanding	29,651,539	20,888,039	28,993,872	20,888,039

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (stated in Canadian dollars)

(Unaudited – prepared by management)

	For the three months ended		For the six months ended
	December 31,		December 31,
	2007	2006	2007	2006

	$	$	$	$

Cash provided by (used for):
Operating Activities
Net loss for the period	(405,888)	(473,471)	(798,504)	(789,167)
Items not involving cash:
Stock-based compensation	38,119	72,010	124,419	89,466
Write-off of amounts receivable	-	-	-	15,291
Amortization	6,603	4,233	13,188	8,397

	(361,166)	(397,228)	(660,897)	(676,013)

Changes in non-cash working capital:
Amounts receivable	(34,226)	(28,513)	(33,401)	(35,299)
Prepaid expenses	36,416	33,822	21,923	23,667
Accounts payable and accrued liabilities	7,140	(73,272)	(163,041)	(217,397)
Due to related parties	(11,025)	(20,376)	(806)	5,219

	(362,861)	(485,567)	(836,222)	(899,823)

Investing Activities
Purchase of equipment and software	(500)	(2,796)	(9,387)	(25,830)
Expenditures on unproven mineral rights	(373,461)	(516,505)	(810,493)	(1,165,877)

	(373,961)	(519,301)	(819,880)	(1,191,707)

Financing Activities
Shares issued for cash	-	-	5,126,550	-
On option exercise	-	-	2,600	-
Shares subscribed	-	-	(59,800)	-
Share issue costs	-	-	(194,309)	500

	-	-	4,875,041	500

Net increase (decrease) in cash and cash equivalents	(736,822)	(1,004,868)	3,218,939	(2,091,030)
Cash and cash equivalents – beginning of period	5,025,491	3,879,066	1,069,730	4,965,228

Cash and cash equivalents– end of period	4,288,669	2,874,198	4,288,669	2,874,198

Supplementary disclosure of non-cash Investing and Financing Activities:
Deferred expenditures on unproven mineral rights included in accounts payable	$ 120,254	$ -	$ 120,254	$ -

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF DEFERRED EXPENDITURES ON UNPROVEN MINERAL RIGHTS

For the six months ended December 31,

(stated in Canadian dollars)

(Unaudited – prepared by management)

	Arroyo Verde	San Rafael	La Pampa Uranium	Tiger Uranium	Slick Rock Uranium	Project Investigation	Total
	$	$	$	$	$	$	$
Total as at June 30, 2005	1,198,827	281,731	-	-	-	63,625	1,544,183

Land acquisition & holding costs	53,953	80,450	-	-	-	1,200	135,603
Environment	-	1,979	-	-	-	-	1,979
Geology	229,646	94,558	-	-	-	15,305	339,509
Geophysics	-	97,612	-	-	-	-	97,612
Surface geochemistry	59,423	23,687	-	-	-	-	83,110
Drilling	480,976	-	-	-	-	-	480,976
Total expenditures	823,998	298,286	-	-	-	16,505	1,138,789
Property write-offs	-	-	-	-	-	(80,130)	(80,130)

Total as at June 30, 2006	2,022,825	580,017	-	-	-	-	2,602,842

Land acquisition & holding costs	72,695	221,715	17,143	1,131	132,448	-	445,132
Environment	1,203	2,116	-	2,027	-	-	5,346
Geology	413,219	262,537	152,632	56,292	1,070	-	885,750
Geophysics	27,607	64,260	-	-	-	-	91,867
Surface geochemistry	40,404	23,768	1,861	1,789	-	-	67,822
Drilling	1,261,256	323,344	-	-	-	-	1,584,600
Total expenditures	1,816,384	897,740	171,636	61,239	133,518	-	3,080,517

Total as at June 30, 2007	3,839,209	1,477,757	171,636	61,239	133,518	-	5,683,359

Land acquisition & holding costs	104,018	11,144	12,563	-	45,497	-	173,222
Environment	3,611	206	21	1,894	-	-	5,732
Geology	102,937	71,834	237,241	5,276	18,691	-	435,979
Geophysics	6,164	26,985	-	-	-	-	33,149
Surface geochemistry	4,432	298	4,249	-	-	-	8,979
Drilling	3,636	499	-	-	-	-	4,135
Total expenditures	224,798	110,966	254,074	7,170	64,188	-	661,196

Total as at December 31, 2007	4,064,007	1,588,723	425,710	68,409	197,706	-	6,344,555

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31, 2007 (Unaudited – prepared by management)

(stated in Canadian dollars)

1.

NATURE OF OPERATIONS

Portal Resources Ltd. was incorporated on August 14, 2000 under the Company Act of the Province of British Columbia.

The Company is an exploration stage company whose business activity is the exploration of mineral rights located in Argentina and the United States.  The Company has not yet determined if any of these rights contain economic mineral reserves and, accordingly, the amounts shown for deferred exploration costs represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values.  The recovery of these amounts is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration of the rights, and upon the commencement of future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). These interim consolidated financial statements have been prepared in accordance with the accounting policies describe in the Company’s annual consolidated financial statements, do not include in all respects the annual disclosure requirements of generally accepted accounting principles, and should be read in conjunction with the most recent annual consolidated financial statements. The differences between those principles and the ones that would be applied under U.S. generally accepted accounting principles (U.S. GAAP) are disclosed in note 8.

References to the Company are inclusive of the Canadian parent company and its wholly-owned Argentinean subsidiary.  All significant inter-company transactions and balances have been eliminated.

The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2007 and have been consistently followed in preparation of these interim consolidated financial statements, except with respect to the following new and revised accounting standards which the Company is required to adopt under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing July 1, 2007.

New accounting policies

Effective July 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251 Equity, Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges, retroactively without restatement.  These new CICA Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition of financial instruments and on the use of hedge accounting.

(a)

Section 1530 – Comprehensive Income:  Section 1530 establishes standards for reporting and presenting comprehensive income, with is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.  The adoption of this Handbook Sections has no impact on opening deficit.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31, 2007 (Unaudited – prepared by management)

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

 (b)

Section 3855 – Financial Instruments – Recognition and Measurement: Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, and whether fair value or cost-based measures are used to measure the recorded amounts.  Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.  Subsequent measurement and changes in fair value depend on their initial classification, as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

The Company has designated it cash and cash equivalents as held-for-trading, which are measured at fair value and accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities and due to/from related parties are classified as other financial liabilities.  The Company had neither available-for-sale not held-to-maturity instruments during the six months ended December 31, 2007.

(c)

Section 3865 – Hedges: Section 3865 is applicable when an entity chooses to designate a hedging relationship for accounting purposes.  It specifies how hedge accounting is applied and what disclosures are necessary when it is applied.  The adoption of this standard has no present impact as the Company is not currently engaged in any hedging activity.

3.

EQUIPMENT AND SOFTWARE

	December 31, 2007			June 30, 2007

	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Computer equipment	16,605	11,329	5,276	11,992	10,531	1,461
Computer software	20,453	19,124	1,329	20,453	18,460	1,993
Furniture & fixtures	9,273	1,811	7,462	4,499	1,130	3,369
Vehicles	44,558	18,209	26,349	44,558	13,754	30,804
Field equipment	65,893	15,501	50,392	65,893	8,911	56,982
	156,782	65,974	90,808	147,395	52,786	94,609

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31, 2007 (Unaudited – prepared by management)

(stated in Canadian dollars)

4.

UNPROVEN MINERAL RIGHTS

The Company’s mineral properties are all located in Argentina and the United States.

Arroyo Verde

On November 27, 2003, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Chubut province of Argentina.  Under the terms of the agreement the Company’s payment requirements are as follows:

   US$

Within 60 days of reviewing technical data

$   1,000 (paid)

On signing of the agreement

$   4,000 (paid)

On or before June 1, 2004

$   5,000 (paid)

On or before December 1, 2004

$ 20,000 (paid)

On or before December 1, 2005

$ 40,000 (paid)

On or before December 1, 2006

$ 60,000 (paid)

On or before December 1, 2007

$ 80,000 (paid)

On or before December 1, 2008 or upon receipt of a feasibility study, the Company must pay an advance royalty payment of US$1 for each ounce of gold equivalent in the measured and indicated resources with a minimum of US$100,000 and a maximum of US$250,000.  This advance royalty can be applied against subsequent royalty obligations.  The vendor retains a 2% net smelter royalty that the Company can purchase 1% of, at any time, for US$1,000,000.

San Rafael

The properties in the San Rafael project have been acquired through two separate option agreements.

San Pedro

On June 18, 2004, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreement the Company’s payment requirements to exercise the option are as follows:

      US$

On signing of the agreement

$  30,000 (paid)

On or before June 18, 2005

$  20,000 (paid)

On or before June 18, 2006

$  30,000 (paid)

On or before June 18, 2007

$  40,000 (paid)

On or before June 18, 2008

$  50,000

On or before June 18, 2009

$  60,000

On or before June 18, 2010

$200,000

On or before June 18, 2011

$200,000

On or before June 18, 2012

$200,000

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31, 2007 (Unaudited – prepared by management)

(stated in Canadian dollars)

4.

UNPROVEN MINERAL RIGHTS (Continued)

Rio de la Plata

On June 18, 2004, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreement the Company’s payment requirements to exercise the option are as follows:

      US$

On signing of the agreement

$  15,000 (paid)

On or before April 9, 2005

$  15,000 (paid)

On or before April 9, 2006

$  15,000 (paid)

On or before April 9, 2007

$  50,000 (paid)

On or before April 9, 2008

$  70,000

On or before April 9, 2009

$100,000

The Company is obligated to make the initial three annual payments of $15,000.  Should the Company wish to develop any of the four areas defined in the agreement, during the term of the option, it must pay the sum of US$50,000 for each area so designated.  The Company would then form a new 100% owned subsidiary to which the mining rights in that designated area would be transferred.  The new subsidiary would be subject to a 15% to 20% net profit interest to the owner.  The Company has the right to purchase 10% of the net profits interest at any time for the sum of US$1,000,000.

Tiger Uranium

The Tiger uranium project consists of six mining concessions.  The claims are held under the two existing option agreements for the San Rafael block of concessions.

La Pampa Uranium

On April 20, 2007  Portal signed a letter agreement whereby Portal has an option to earn a 60% interest in a series of mining rights in Chubut province of Argentina.  Under the terms of the agreement the Company’s payment requirements are as follows:

   US$

On signing of the agreement

$  15,000 (paid)

On or before April 20, 2008

$  30,000

On or before April 20, 2009

$  50,000

On or before April 20, 2010

$  50,000

In order to maintain the option in good standing, Portal must expend an aggregate of US$1,200,000 by April 20, 2011.  The required cumulative required expenditures are as follows:

On or before April 20, 2008

$    150,000

On or before April 20, 2009

$    400,000

On or before April 20, 2010

$    800,000

On or before April 20, 2011

$ 1,200,000

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31, 2007 (Unaudited – prepared by management)

(stated in Canadian dollars)

4.

UNPROVEN MINERAL RIGHTS, (Continued)

Slick Rock Uranium

On June 22, 2007, Portal signed a letter agreement whereby Portal has an option to earn a 60% interest in a approximately 419 hectares of private fee land and BLM claims in San Miguel County, Colorado, USA.  Under the terms of the agreement, in addition to the issuance of 100,000 commons shares of the company,  the Company’s payment requirements are as follows:

   US$

On signing of the agreement

$  51,000 (paid)

On or before June 22, 2008

$  25,000

On or before June 22, 2009

$  25,000

In order to maintain the option in good standing, Portal must expend an aggregate of US$445,000 by June 22, 2010, with a minimum of US$100,000 in each year.  A further 15% interest can be earned through the expenditure of an additional US$250,000 over the following two years.  If either party dilutes to less than a 10% working interest, it will be converted to a 2% net proceeds royalty of which 1% can be purchased for US$1,000,000 by the majority partner.

5.

SHARE CAPITAL

Authorized

100,000,000 Common Shares without par value

100,000,000 Preferred shares issuable in series

	Number	Amount	Contributed surplus

Balance – June 30, 2005	10,798,943	$ 2,969,461	$ 180,493

Private placements	9,390,000	6,144,250	-
On exercise of warrants	384,471	346,024	-
On exercise of options	166,400	55,954	-
Fair market value of stock options exercised	-	18,625	(18,625)
Stock based compensation	-	-	138,605
Finders fees	148,225	74,113	-
Share issue costs	-	(431,302)	-
Balance – June 30, 2006	20,888,039	9,177,125	300,473

Issued for resource property	100,000	78,000	-
On exercise of warrants	759,000	569,250	-
On exercise of options	12,500	8,300	-
Fair market value of stock options exercised	-	3,681	(3,681)
Stock based compensation	-	-	340,206
Share issue costs	-	(12,438)	-
Balance – June 30, 2007	21,759,539	9,823,918	636,998

Private placement(i)	7,887,000	5,126,550	-
On exercise of options	5,000	2,600	-
Fair market value of stock options exercised	-	1,402	(1,402)
Stock based compensation	-	-	86,300
Finders fees	-	(151,997)	-
Share issue costs	-	(42,312)	-
Balance – December 31, 2007	29,651,539	$ 14,760,161	$ 721,896

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31, 2007 (Unaudited – prepared by management)

(stated in Canadian dollars)

5.

SHARE CAPITAL (continued)

i)

On July 20, 2007, the Company completed a private placement for 7,887,000 units at $0.65 for gross proceeds of $5,126,550, with each unit consisting of one common share and one-half share purchase warrant.  Each whole share purchase warrant is exercisable at $0.85 until July 20, 2008 and all securities have a four-month hold period.  Finder’s fees of $151,997 were paid on this placement.

Stock-based Compensation

The Company has a stock option plan as described in the most recent annual financial statements of the Company.  On December 14, 2007, the maximum aggregate number of common shares reserved and authorized to be issued pursuant to options granted under the Stock Option Plan was amended from 3,133,205 to 4,447,730 common shares.

The Company accounts for its grants in accordance with the fair value method of accounting for stock-based compensation.  For the six months ended December 31, 2007, the Company recognized $ 124,419 (2006 - $89,466) in stock-based compensation for employees, directors and consultants.

A summary of changes to stock options outstanding is as follows:

	December 31		June 30
	2007		2007
		Weighted- Average		Weighted- Average
	Number of shares	Exercise Price	Number of shares	Exercise Price
Outstanding at beginning of period	2,766,100	$ 0.54	1,219,700	$ 0.51
Granted under plan	-	$ -	1,576,400	$ 0.57
Exercised	(5,000)	$ 0.52	(12,500)	$ 0.66
Forfeited or cancelled	(20,000)	$ 0.78	(17,500)	$ 0.71
Outstanding at end of period	2,741,100	$ 0.54	2,766,100	$ 0.54

At December 31, 2007, the weighted average remaining life of the outstanding options is 2.96 years (June 30, 2007 - 3.47 years).

Stock options outstanding as at December 31, 2007 are as follows:

Number	Exercise Price	Expiry Date
632,200	$ 0.25	March 15, 2009
50,000	$ 0.75	June 18, 2009
60,000	$ 0.77	December 23, 2009
200,000	$ 0.86	April 14, 2010
137,500	$ 0.70	January 20, 2011
100,000	$ 0.85	March 21, 2008
105,000	$ 0.75	October 18, 2011
1,181,400	$ 0.52	December 5, 2011
200,000	$ 0.70	June 6, 2012
75,000	$ 0.79	June 19, 2012
2,741,100

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31, 2007 (Unaudited – prepared by management)

(stated in Canadian dollars)

5.

SHARE CAPITAL, (Continued)

Warrants

Warrants outstanding as at December 31, 2007 are as follows:

Number	Exercise Price	Expiry Date
3,943,500	$ 0.85	July 20, 2008

6.

COMMITTMENTS

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2008.  The remaining future minimum lease payments for the non-cancellable lease for the fiscal year ended June 30, 2008 are $17,646.

7.

RELATED PARTY TRANSACTIONS

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management.  Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

For the six months ended December 31, 2007, and 2006

During the six months ended December 31, 2007, $10,773 (2006 - $Nil) was charged to a private company with certain directors in common with the Company for administrative fees and rent.  As at December 31, 2007, $812 (June 30, 2007 - $Nil) was receivable from this private company.

During the six months ended December 31, 2007, $10,778 (2006 - $Nil) was charged to another private company with certain directors in common with the Company for administrative fees and rent. As at December 31, 2007, $Nil (June 30, 2007 - $Nil) was receivable from this private company.

During the six months ended December 31, 2007, $16,805 (2006 - $Nil) was charged to a public company with a director in common for rent. As at December 31, 2007, $Nil (June 30, 2007 - $Nil) was receivable from this public company.

During the six months ended December 31, 2007 the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $ 424 (2006 - $795) for fees and expense.  As at December 31, 2007 owes this company an aggregate of $Nil (June 30, 2007 - $Nil).

As at December 31, 2007 the Company owes certain directors and officers an aggregate of $ 2,427 (June 30, 2007 - $3,233) for expense reimbursements.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31, 2007 (Unaudited – prepared by management)

(stated in Canadian dollars)

8.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP for junior mining exploration companies, mineral exploration expenditures are deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral right costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production. The following items (a) to (g) provide a summary of the impact of these financial statements that would result from the application of U.S. accounting principles to deferred mineral rights.

	Three months ended		Six months ended		Year ended
	December 31,		December 31,		June 30,
	2007	2006	2007	2006	2007
	$	$			$
a) Assets
Unproven Mineral Rights Costs
Unproven mineral rights costs under Canadian GAAP:	6,344,555	4,405,582	6,344,555	4,405,582	5,683,359
Less unproven mineral rights costs	(6,344,555)	(4,405,582)	(6,344,555)	(4,405,582)	(5,683,359)
Unproven mineral rights costs under U.S. GAAP	-	-	-	-	-

b) Operations
Net loss under Canadian GAAP	(405,888)	(473,471)	(798,504)	(789,167)	(1,877,224)
Unproven mineral rights costs expensed under U.S. GAAP	(339,639)	(1,153,368)	(661,196)	(1,802,740)	(3,080,517)

Net loss under U.S. GAAP	(745,527)	(1,626,839)	(1,459,700)	(2,591,907)	(4,957,741)

c) Deficit
Closing deficit under Canadian GAAP	(4,815,249)	(2,928,688)	(4,815,249)	(2,928,688)	(4,016,745)
Adjustment to deficit for accumulated unproven mineral rights expensed
under U.S. GAAP, net of income items	(6,344,555)	(4,405,582)	(6,344,555)	(4,405,582)	(5,683,359)

Closing deficit under U.S. GAAP	(11,159,804)	(7,334,270)	(11,159,804)	(7,334,270)	(9,700,104)

d) Cash Flows – Operating Activities
Cash applied to operations under Canadian GAAP	(362,861)	(485,567)	(836,222)	(899,823)	(1,704,195)
Add net loss following Canadian GAAP	405,888	473,471	798,504	789,167	1,877,224
Add non cash unproven mineral rights expensed under U.S. GAAP	(33,822)	636,863	(149,297)	636,863	347,551
Less net loss under U.S. GAAP	(745,527)	(1,626,839)	(1,459,700)	(2,591,907)	(4,957,741)
Less unproven mineral rights costs expensed under Canadian GAAP	-	-	-	-	-

Cash applied to operations under U.S. GAAP	(736,322)	(1,002,072)	(1,646,715)	(2,065,700)	(4,437,161)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	(373,961)	(519,301)	(819,880)	(1,191,707)	(2,816,215)
Less non cash unproven mineral rights expensed under US GAAP	33,822	(636,863)	149,297	(636,863)	(347,551)
Add unproven mineral right costs expensed under U.S. GAAP	339,639	1,153,368	661,196	1,802,740	3,080,517
Cash applied under U.S. GAAP	(500)	(2,796)	(9,387)	(25,830)	(83,249)

 PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31, 2007 (Unaudited – prepared by management)

(stated in Canadian dollars)

8.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

f)

Stockholders’ Equity

Common Stock

There are no differences between Canadian and U.S. GAAP for the years ended June 30, 2007, 2006 and 2005 regarding the disclosure of stock-based compensation.

g)

Loss per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations.  Diluted loss per share is not presented as it is anti-dilutive.

	For the three months ended		For the six months ended		Year ended
	December 31,		December 31,		June 30,
	2007	2006	2007	2006	2007
	$	$	$	$	$

Numerator: Net loss for the period under U.S. GAAP	(745,527)	(1,626,839)	(1,459,700)	(2,591,907)	(4,957,741)

Denominator: Weighted-average number of shares under
Canadian and U.S. GAAP	29,651,539	20,888,039	28,993,872	20,888,039	21,183,935

Basic and fully diluted loss per share under U. S. GAAP	$ (0.03)	$ (0.08)	$ (0.05)	$ (0.12)	$ (0.23)